Schedule 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941100

(CUSIP Number)

November 13, 2007*

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The reporting persons filing this Schedule 13G inadvertently failed to file a report when originally due, but made this corrective filing when the oversight was discovered. Although the original Schedule 13G was not timely filed, the security ownership of the reporting persons was otherwise disclosed on a Form 3 filed by John Ocampo on November 26, 2007, and also in the definitive Proxy Statement of RF Micro Devices filed on June 20, 2008. The ownership totals stated herein reflect a reduction in such security ownership based on subsequent sales of the reporting persons’ holdings, and are current as of March 20, 2009.

Schedule 13G	Page 2 of 5

CUSIP No. 749941100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan Ocampo and John Ocampo(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 9,720,219
6. Shared Voting Power 2,741,298
7. Sole Dispositive Power 9,720,219
8. Shared Dispositive Power 2,741,298

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,517 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) IN

(1)	Form filed by more than one reporting person. See Joint Filer Information attached.

(2)	Mr. and Mrs. Ocampo disclaim beneficial ownership of certain of these shares held by trusts and partnerships, or as custodians, except to the extent of their pecuniary interest in such trusts and partnerships.

Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

RF Micro Devices, Inc.

(b)	Address of Issuer’s Principal Executive Offices

7628 Thorndike Road, Greensboro, NC 97409

Item 2.

(a)	Name of Person Filing

Susan Ocampo and John Ocampo(1)

(b)	Address of Principal Business Office or, if none, Residence

28013 Arastradero Road, Los Altos Hills, CA 94022

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

749941100

(1)	Form filed by more than one reporting person. See Joint Filer Information attached.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Schedule 13G	Page 4 of 5

(a)	Amount beneficially owed: 12,461,517(2)

(b)	Percent of class: 4.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 9,720,219

(ii)	Shared power to vote or to direct the vote 2,741,298

(iii)	Sole power to dispose or to direct the disposition of 9,720,219

(iv)	Shared power to dispose or to direct the disposition of 2,741,298

(2)	Mr. and Mrs. Ocampo disclaim beneficial ownership of certain of these shares held by trusts and partnerships, or as custodians, except to the extent of their pecuniary interest in such trusts and partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2009
Date

/s/ Susan Ocampo
Susan Ocampo

Joint Filer Information

Name: John Ocampo

Address: 28013 Arastradero Road, Los Altos Hills, CA 94022

Designated Filer: Susan Ocampo

Issuer & Ticker Symbol: RF Micro Devices, Inc. (NASDAQ: RFMD)

Date of Event Requiring Statement: November 13, 2007

Signature:

By:	/s/ John Ocampo
John Ocampo

Date: March 20, 2009